FOR FURTHER INFORMATION:

AT THE COMPANY:
Karen J. Dearing
Chief Financial Officer
(248) 208-2500

FOR IMMEDIATE RELEASE

SUN COMMUNITIES, INC. REPORTS 2009 SECOND QUARTER RESULTS

Southfield, MI, August 7, 2009 - Sun Communities, Inc. (NYSE: SUI) (the "Company"), a real estate investment trust (REIT) that owns and operates manufactured housing communities, today reported second quarter results.

During the quarter ended June 30, 2009, total revenues increased to $63.3 million as compared to $62.7 million in the second quarter of 2008, excluding $2.6 million in revenues from gain on sales of vacant land. Net loss for the second quarter of 2009 was $(2.3) million, or $(0.12) per diluted common share, compared with a net loss of $(7.4) million, or $(0.41) per diluted common share, for the same period in 2008. Funds from operations (FFO)[1] increased to $12.5 million, or $0.60 per diluted share/OP Unit, in the second quarter of 2009 as compared to $4.8 million, or $0.23 per diluted share/OP Unit, in the second quarter of 2008. Included in net loss for the second quarter of 2009 is equity loss from affiliate of $0.5 million from Origen Financial, Inc. ("Origen"). Included in net loss for the second quarter of 2008 is equity loss from affiliate of $7.7 million and severance charges of $0.9 million. (FFO)[1] for the second quarter of 2009 and 2008, adjusted for these items, would have been $13.0 million, or $0.62 per diluted share/OP Unit, and $13.4 million, or $0.65 per diluted share/OP Unit, respectively.

For the six months ended June 30, 2009, total revenues increased to $128.6 million, as compared to $126.7 million for the same period in 2008, excluding $3.3 million in revenues from gain on sales of vacant land. Net loss was $(1.4) million as compared to $(10.5) million for the six months ended June 30, 2009 and 2008, respectively. FFO[1] increased to $28.8 million, or $1.39 per diluted share/OP Unit, for the six months ended June 30, 2009, as compared to $15.8 million, or $0.77 per diluted share/OP Unit, for the same period in 2008. Included in net loss for the six months ended June 30, 2009 is equity loss from affiliate of $0.4 million. Included in net loss for the six months ended June 30, 2008 is equity loss from affiliate of $12.6 million and severance charges of $0.9 million. (FFO)[1] for the six months ended June 30, 2009 and 2008, adjusted for these items, would have been $29.2 million, or $1.40 per diluted share/OP Unit, and $29.2 million, or $1.43 per diluted share/OP Unit, respectively.

For 136 communities owned throughout 2009 and 2008, total revenues increased 1.5 percent for the quarter ended June 30, 2009, and total expenses increased 2.1 percent, resulting in an increase in net operating income[2] of 1.3 percent. Same property occupancy in manufactured housing sites was 82.4 percent at June 30, 2009 and June 30, 2008.

Manufactured housing and permanent recreational vehicle revenue producing sites increased by 123 for the second quarter of 2009, compared to an increase of 103 sites during the second quarter of 2008. For the six months ended June 30, 2009 and 2008, manufactured housing and permanent recreational vehicle revenue producing sites increased by 289 and 125 sites, respectively, an increase of 164 sites period over period. The Company rented an additional 82 homes in the second quarter of 2009 bringing the total number of occupied rentals to 5,780 at June 30, 2009, as reflected in the accompanying table.

During the second quarter of 2009, 270 new and pre-owned homes were sold, bringing the total of homes sold year to date to 518, an increase of 5.5 percent from the 491 homes sold during the first six months of 2008. Rental home sales, included in total new and pre-owned home sales above, totaled 178 and 346 for the three and six months ended June 30, 2009, as compared to 156 and 292 for the same periods in 2008.

"Key operating metrics are on budget as are our quarterly FFO results. The demand for affordable housing was solid in the first half of the year and is expected to continue resulting in additional growth during the second half of the year," said Gary A. Shiffman, Chairman and Chief Executive Officer. "Based on results through June 30 and our forecasted results for the remainder of the year, we affirm FFO guidance of $2.84 – $2.92 per share," Shiffman added.

During the quarter, the Company completed a secured borrowing of $18.5 million of which $11.2 million was used to repay mortgage notes that matured during the quarter. The remaining proceeds were used to pay down the Company's unsecured line of credit.

"The completion of this secured borrowing effectively meets our debt maturity requirements for the remainder of 2009 and throughout 2010," Shiffman said. "With all near term maturities covered, we are able to proactively strategize on financing alternatives for longer term maturities while continuing to focus on implementing our core operations business plan," added Shiffman.

A conference call to discuss second quarter operating results will be held on August 7, 2009, at 11:00 A.M. EDT. To participate, call toll-free 877-407-9039. Callers outside the U.S. or Canada can access the call at 201-689-8470. A replay will be available following the call through August 21, 2009, and can be accessed by dialing 877-660-6853 from the U.S. or 201-612-7415 outside the U.S. or Canada. The account number for the replay is 3055 and the ID number is 328231. The conference call will be available live on Sun Communities website www.suncommunities.com. Replay will also be available on the website.

Sun Communities, Inc. is a real estate investment trust (REIT) that currently owns and operates a portfolio of 136 communities comprising approximately 47,600 developed sites.

[1] Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net income. Management believes that the use of FFO has been beneficial in improving the understanding of

operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful.

Because FFO excludes significant economic components of net income including depreciation and amortization, FFO should be used as an adjunct to net income and not as an alternative to net income. The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure. Other REITs may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to other REITs.

[2] Investors in and analysts following the real estate industry utilize net operating income ("NOI") as a supplemental performance measure. NOI is derived from revenues (determined in accordance with GAAP) minus property operating expenses and real estate taxes (determined in accordance with GAAP). NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to net operating income. Net income includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that net operating income is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization, interest expense, and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

For more information about Sun Communities, Inc.
visit our website at www.suncommunities.com
-FINANCIAL TABLES FOLLOW-

FORWARD LOOKING STATEMENTS

This press release contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. The words "will," "may," "could," "expect," "anticipate," "believes," "intends," "should," "plans," "estimates," "approximate", "guidance" and similar expressions identify these forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this press release. These risks and uncertainties may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those referenced under the headings entitled "Factors That May Affect Future Results" or "Risk Factors" contained in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward- looking statements made herein to reflect changes in the Company's expectations of future events.

ADOPTION OF NEW ACCOUNTING STANDARDS

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 160, Noncontrolling Interests in Consolidated Financial Statements ("SFAS 160") in the first quarter of 2009 which required reclassification of prior period financial information. The adoption of SFAS 160 resulted in the presentation of noncontrolling interest, previously referred to as minority interest, be reported as a separate component of equity in the consolidated financial statements, and that losses be allocated to the noncontrolling interest even if the allocation resulted in a deficit balance.

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED JUNE 30, 2009 AND 2008
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
REVENUES				
Income from real property	$ 48,497	$ 47,655	$ 99,496	$ 98,004
Revenue from home sales	8,218	8,768	15,679	16,271
Rental home revenue	5,187	5,136	10,387	10,132
Ancillary revenues, net	62	88	257	314
Interest	1,368	807	2,640	1,612
Other income (loss)	(60)	2,829	97	3,700
Total revenues	63,272	65,283	128,556	130,033
COSTS AND EXPENSES				
Property operating and maintenance	12,787	12,314	25,392	24,388
Real estate taxes	4,118	4,170	8,302	8,339
Cost of home sales	5,844	6,981	11,267	12,820
Rental home operating and maintenance	4,022	3,965	8,559	7,431
General and administrative - real property	4,900	4,697	9,066	8,855
General and administrative - home sales and rentals	1,816	1,715	3,642	3,327
Depreciation and amortization	15,915	16,211	32,119	32,072
Interest	14,739	14,570	28,984	29,950
Interest on mandatorily redeemable debt	835	844	1,670	1,688
Total expenses	64,976	65,467	129,001	128,870
Income (loss) before income taxes and equity loss from affiliates	(1,704)	(184)	(445)	1,163
Benefit (provision) for state income tax	(146)	(128)	(279)	107
Equity loss from affiliates	(517)	(7,720)	(490)	(12,550)
Loss from continuing operations	(2,367)	(8,032)	(1,214)	(11,280)
Loss from discontinued operations	(160)	(270)	(332)	(511)
Net loss	(2,527)	(8,302)	(1,546)	(11,791)
Less: Loss attributable to noncontrolling interest	(268)	(934)	(164)	(1,328)
Net loss attributable to Sun Communities, Inc.	$ (2,259)	$ (7,368)	$ (1,382)	$ (10,463)
Weighted average common shares outstanding:				
Basic	18,469	18,162	18,399	18,119
Diluted	18,469	18,162	18,399	18,119
Basic and diluted loss per share:				
Continuing operations	$ (0.11)	$ (0.39)	$ (0.05)	$ (0.55)
Discontinued operations	(0.01)	(0.02)	(0.02)	(0.03)
Basic and diluted loss per share	$ (0.12)	$ (0.41)	$ (0.07)	$ (0.58)
Cash dividends per common share:	$ 0.63	$ 0.63	$ 1.26	$ 1.26

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, CONTINUED
FOR THE PERIODS ENDED JUNE 30, 2009 AND 2008
(In thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Amounts attributable to Sun Communities, Inc. common stockholders:				
Loss from continuing operations, net of state income taxes	$ (2,116)	$ (7,129)	$ (1,085)	$ (10,010)
Loss from discontinued operations, net of state income taxes	(143)	(239)	(297)	(453)
Loss attributable to Sun Communities, Inc.	$ (2,259)	$ (7,368)	$ (1,382)	$ (10,463)

RECONCILIATION OF NET LOSS TO FUNDS FROM OPERATIONS
FOR THE PERIODS ENDED JUNE 30, 2009 AND 2008
(In thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Net loss	$ (2,527)	$ (8,302)	$ (1,546)	$ (11,791)
Adjustments:				
Depreciation and amortization	16,414	16,814	33,035	33,263
Benefit for state income taxes [3]	—	(9)	(13)	(398)
Gain on disposition of assets, net	(1,368)	(3,727)	(2,696)	(5,269)
Funds from operations (FFO) [1]	$ 12,519	$ 4,776	$ 28,780	$ 15,805
Weighted average common shares/OP Units outstanding:				
Basic	20,806	20,463	20,752	20,421
Diluted	20,806	20,514	20,752	20,473
FFO [1] per weighted average Common Share/OP Unit - Basic	$ 0.60	$ 0.23	$ 1.39	$ 0.77
FFO [1] per weighted average Common Share/OP Unit - Diluted	$ 0.60	$ 0.23	$ 1.39	$ 0.77

The table below adjusts FFO to exclude equity loss from affiliate (Origen) and severance charges, in thousands.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Net loss	$ (2,527)	$ (8,302)	$ (1,546)	$ (11,791)
Equity affiliate adjustment	474	7,720	375	12,550
Severance charges	—	888	—	888
Adjusted net income (loss)	$ (2,053)	$ 306	$ (1,171)	$ 1,647
Depreciation and amortization	16,414	16,814	33,035	33,263
Benefit for state income taxes [3]	—	(9)	(13)	(398)
Gain on disposition of assets, net	(1,368)	(3,727)	(2,696)	(5,269)
Adjusted funds from operations (FFO) [1]	$ 12,993	$ 13,384	$ 29,155	$ 29,243
Adjusted FFO per weighted avg. common share/OP Unit - Diluted	$ 0.62	$ 0.65	$ 1.40	$ 1.43

[3] The tax benefit for the periods ended June 30, 2009 and 2008 represents the reversal of a tax provision for potential taxes payable on the sale of company assets related to the enactment of the Michigan Business Tax. These taxes do not impact Funds from Operations and would be payable from prospective proceeds of such sales.

SUN COMMUNITIES, INC.
SELECTED BALANCE SHEET DATA
(In thousands)
(Unaudited)

	June 30, 2009	December 31, 2008
Investment property before accumulated depreciation	$ 1,558,087	$ 1,549,339
Total assets	$ 1,192,249	$ 1,206,999
Total debt	$ 1,234,520	$ 1,229,571
Total noncontrolling interest and stockholders' deficit	$ (81,625)	$ (59,882)

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE PERIODS ENDED JUNE 30, 2009 AND 2008
(In thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Net loss	$ (2,527)	$ (8,302)	$ (1,546)	$ (11,791)
Unrealized gain (loss) on interest rate swaps	1,330	1,348	1,326	(68)
Total comprehensive loss	(1,197)	(6,954)	(220)	(11,859)
Less: Comprehensive loss attributable to the noncontrolling interest	(127)	(783)	(23)	(1,337)
Comprehensive loss attributable to Sun Communities, Inc.	$ (1,070)	$ (6,171)	$ (197)	$ (10,522)

SUN COMMUNITIES, INC.
ADDITIONAL INFORMATION
(Unaudited)

SAME PROPERTY RESULTS

For 136 communities owned throughout both years (amounts in thousands):

	Three Months Ended June 30,			Six Months Ended June 30,		
	2009	2008	% change	2009	2008	% change
Total revenue	$ 45,863	$ 45,173	1.5 %	$ 94,012	$ 92,829	1.3 %
Total expense	14,279	13,992	2.1 %	28,209	27,533	2.5 %
Net operating income[2]	$ 31,584	$ 31,181	1.3 %	$ 65,803	$ 65,296	0.8 %

Same property occupancy and average monthly rent information at June 30, 2009 and 2008:

	2009	2008
Total manufactured housing sites	42,300	42,280
Occupied manufactured housing sites	34,868	34,823
Manufactured housing occupancy %	82.4 %	82.4 %
Average monthly rent per site	$ 399	$ 388

RENTAL PROGRAM SUMMARY
(In thousands, except for certain statistical marked with *)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Rental home revenue	$ 5,187	$ 5,136	$ 10,387	$ 10,132
Site rent from Rental Program	6,673	6,147	13,123	12,128
Rental Program revenue	11,860	11,283	23,510	22,260
Expenses				
Payroll and commissions	596	554	1,379	1,077
Repairs and refurbishment	1,977	1,846	3,968	3,369
Taxes and insurance	776	702	1,546	1,393
Marketing and other	673	863	1,666	1,592
Rental program operating and maintenance	4,022	3,965	8,559	7,431
Net operating income [2]	$ 7,838	$ 7,318	$ 14,951	$ 14,829

Occupied rental homes information as of and for the six months ended June 30, 2009 and 2008:

Statistical Information	2009	2008	% change
Number of occupied rentals, end of period*	5,780	5,480	5.5 %
Investment in occupied rental homes	$ 180,967	$ 167,304	8.2 %
Number of sold rental homes*	346	292	18.5 %
Weighted average monthly rental rate*	$ 726	$ 727	